SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

720190 107

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

John J. Kelley III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309-3521

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by MPF DeWaay Fund 8, LLC, MPF REIT Fund 1, LLC, MPF Badger Acquisition Co., LLC, Lemon Creek Operating Partnership, LP, MPF Senior Note Program I and II, LP, SCM Special Fund 2, LP and MacKenzie Patterson Fuller, LP (collectively, “MPF”) to purchase up to 1,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Company”), at a price of $4.00 per Share, less the amount of any dividends declared or made with respect to the Shares between October 26, 2009 and November 30, 2009 or such other date to which the Offer is extended (the “Offer Price”). As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 474,644,251 shares outstanding as of September 30, 2009.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by MPF pursuant to which MPF has offered to purchase, subject to certain terms and conditions, up to 1,000,000 outstanding Shares of Common Stock at a cash purchase price of $4.00 per share, less the amount of any dividends declared or made with respect to the Shares between October 26, 2009 and November 30, 2009 or such other date to which the Offer is extended. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on October 26, 2009 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on November 30, 2009. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to MPF’s Schedule TO, the business address and telephone number of each individual offeror is 1640 School Street, Moraga, California 94556, (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and MPF and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A dated July 20, 2009 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors thoroughly evaluated and assessed the terms of the Offer together with outside advisors. The Board of Directors has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to MPF pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to MPF pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b) Background.

MPF commenced the Offer on October 26, 2009 at a price of $4.00 per share, less the amount of any dividends declared or made with respect to the Shares between October 26, 2009 and November 30, 2009 or such other date to which the Offer is extended. MPF included the following disclosure in its Schedule TO filed October 26, 2009: “The Purchaser arrived at the $4.00 Offer Price by applying an approximate 46% liquidity discount to the Estimated Net Asset Value of the Corporation’s assets. The Purchaser used a 46% discount because such a discount would meet the return targets based on the estimated time frame to potentially reach the Estimated Net Asset Value (or the potentially lower Net Asset Value to be released in 2010) but nevertheless result in a significant number of shareholders choosing to sell. The Purchaser applies such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated, sold, or listed on a national securities exchange, at a per-share price that is hopefully at close to the full Estimated Net Asset Value.” In its Schedule TO, MPF defines “Estimated Net Asset Value” to mean the Company’s estimated net asset value per share resulting from the valuation performed on the Company’s properties as of December 31, 2008.

The Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In addition, as MPF has stated, the Offer Price represents the lowest price that might be acceptable to stockholders consistent with MPF’s objectives and its intention to make a profit from ownership of the Shares.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as the Company’s outside advisors; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The reasons for the Board of Director’s recommendation include, without limitation:

•

the Board of Director’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however, there can be no assurance as to the actual long term value of the Company’s shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

•	the Board of Director’s significant knowledge of the strength of the Company’s assets;

•

extensive discussions with Morgan Stanley & Co. Incorporated, Robert A. Stanger & Co., and J.P. Morgan Securities Inc., the Company’s financial advisors, regarding potential strategies to provide liquidity to our stockholders;

•

extensive discussions with Morgan Stanley & Co. Incorporated, Robert A. Stanger & Co., and J.P. Morgan Securities Inc., in their capacities as potential participants in various capital markets transactions under consideration by the Company, regarding the current status of financial markets both in the U.S. and abroad;

•

the fact that the Board of Directors believes the Company’s net asset value per share is in excess of the Offer Price. The Company’s last estimated net asset value per share determination which was based primarily on (1) the appraisal value of the Company’s real estate assets as of December 31, 2008 and (2) consideration of the value of the Company’s other assets and liabilities as of December 31, 2008 was $7.40 and, while current market conditions may have a negative impact on the values of the Company’s properties, the Board of Directors believes that the Company’s net asset value per share is above $4.00 per share;

•

the fact that MPF will reduce the Offer Price by ordinary dividends paid by the Company and stockholders who tender shares in the Offer will not receive a fourth quarter 2009 dividend, if declared by the Board of Directors;

•	the fact that the Company remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interest of the Company and its stockholders; and

•	the fact that the Offer is subject to certain conditions, many of which provide MPF with the sole discretion to determine whether the conditions have been met, including:

•

no change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in the reasonable judgment of MPF, is or will be materially adverse to the Company; and

•	MPF shall not have become aware of any fact that, in the reasonable judgment of MPF, does or will have a material adverse effect on the value of the Shares.

In furtherance of the Company’s commitment to providing liquidity to its stockholders at the time and in the manner that are in the best interest of the Company and its stockholders, the Company’s Board of Directors routinely evaluates potential strategies to provide such liquidity. In light of the approaching January 2011 deadline for a liquidation event under the Company’s charter and improved conditions in capital markets, the Company is currently undertaking preparations for a potential listing and public offering of the Company’s common stock. The Board of Directors has authorized management to move forward with these preparations but has not approved the consummation of a listing and offering or the filing of a registration statement. The Board of Directors cannot assure you that it will ultimately determine to proceed with a listing and offering instead of pursuing an alternative liquidity strategy, that a listing and/or offering will be consummated, that a listing, if consummated, would provide complete and immediate liquidity for all existing stockholders, or that the price at which the Company’s common stock would trade following a listing would be higher than the price being offered by MPF in the Offer.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to MPF for purchase pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to MPF pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(d) Intent to Tender.

As of September 30, 2009, our directors and executive officers as a group beneficially owned an aggregate of 665,426 shares, representing 0.14% of the total number of outstanding shares of common stock. Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders; however, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). To the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name of Purchaser	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Donald A. Miller, CFA	9/21/09	Dividend Reinvestment	2,564.636	$7.03
Donald S. Moss	9/21/09	Dividend Reinvestment	180.257	$7.03
Carroll A. Reddic, IV	9/21/09	Dividend Reinvestment	424.727	$7.03
Jeffrey L. Swope	9/21/09	Dividend Reinvestment	177.027	$7.03

In addition, the Company repurchased shares pursuant to its share redemption program at a price of $7.03 per share as follows:

Date of Transaction	Number of Shares of Common Stock
September 30, 2009	561,324
October 30, 2009	582,757

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•

Conditions in the credit and financial markets, availability of financing, interest rates, and other factors, all of which are beyond the Company’s control, affect the real estate market and the value of the Company’s assets, which consequently affects the value of your investment in the Company and will also affect the Company’s ability to complete a listing or other liquidity event;

•

As the Company’s stock is currently not listed on a national exchange, there is no established public trading market for the Company’s stock. Consequently, there is the risk that you may not be able to sell the Company’s stock at a time or price acceptable to you;

•

The Company depends on tenants for its revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of the Company’s large, lead tenants, could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance;

•	The impact of competition on the Company’s efforts to renew existing leases or re-let space on terms similar to existing leases;

•	The Company may expend significant capital in our efforts to re-let space following lease expirations or terminations, which may adversely affect the Company’s operating results;

•

Changes in the economies and other conditions of the office market in general and of the specific markets in which we operate, particularly in Chicago, Washington, D.C., and the New York metropolitan area;

•

The $7.40 estimated net asset value per share is only an estimate, and is based upon a number of assumptions and estimates, which may not be accurate or complete. There were no liquidity discounts applied to this estimated valuation. Further, this should not be viewed as the amount you would receive in the event that the Company were to list its shares in the future, to liquidate the Company’s assets and distribute the proceeds from such transaction to the Company’s stockholders or to complete a strategic transaction such as a sale of the Company;

•

Current market conditions are having a negative impact on the values of existing U.S. office properties. A reduction in the values of the Company’s existing properties will cause a reduction in the Company’s estimated net asset value calculation which has been done annually. While the Company cannot predict what its estimated net asset value per share may be in the future, given current market conditions, the Company believes the latest estimated net asset value ($7.40 per share) may be higher than the value of the next estimated net asset value per share which if completed would be determined and announced in 2010;

•

The Company’s growth will partially depend upon future acquisitions of properties, and the Company may not be successful in identifying and consummating suitable acquisitions that meet the Company’s investment criteria, which may impede the Company’s growth and negatively affect the Company’s results of operations;

•

If the Company uses significant cash balances and debt capacity to repurchase shares of the Company’s common stock, the Company would have a reduced capacity to acquire additional properties, which could impede the Company’s growth;

•

The allocation of calendar year 2009 shares for ordinary redemptions under the Company’s share redemption program was exhausted as of April 30, 2009. The Company currently expects the next estimated net asset value per share determination to occur in the first quarter of 2010 and the Board of Directors will consider the new estimated net asset value when considering whether to reinstate the share redemption program and the terms of the share redemption program if reinstated;

•

The Company’s cash flows from operations depend significantly on market rents and the ability of its tenants to make rental payments. A general economic downturn, such as the one currently occurring, or a downturn in one of the Company’s core markets, could adversely influence the Company’s lease renewals and market rent rates that would in turn negatively impact the Company’s operating cash flows. In the event the economy continues to deteriorate or capital expenditure requirements necessary to maintain the Company’s properties increase, the Company may choose to lower the dividend rather than put pressure on its investment grade credit rating or accumulate significant borrowings to meet a dividend level higher than operating cash flow would support;

•

The Company’s funds generated from future operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid;

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Failure to qualify as a REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs;

•

The Company may not determine to proceed with a listing and offering of the Company’s common stock or the listing and/or offering may not be consummated. In addition, the price at which the Company’s common stock would trade following a listing may not be higher than the price being offered by MPF in the Offer;

•

The Company depends on key personnel, including, but not limited to, Donald A. Miller, Robert E. Bowers, Laura P. Moon, Raymond L. Owens and Carroll A. Reddic, each of whom would be difficult to replace;

•	Potential environmental liabilities relating to the Company’s properties;

•	Changes in asset valuations and related impairment charges; and

•

Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s common stock or otherwise benefit the Company’s stockholders.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 13, 2009 and the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 13, 2009 and incorporated herein by reference.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Press Release of Piedmont Office Realty Trust, Inc. dated November 6, 2009

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated July 20, 2009 filed by Piedmont Office Realty Trust, Inc. with the SEC on July 20, 2009*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Piedmont Office Realty Trust, Inc. with the SEC on March 13, 2009*

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Piedmont Office Realty Trust, Inc. with the SEC on August 13, 2009*

*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PIEDMONT OFFICE REALTY TRUST, INC.

By:	/s/ Robert E. Bowers

Date:	November 6, 2009

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Press Release of Piedmont Office Realty Trust, Inc. dated November 6, 2009

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated July 20, 2009 filed by Piedmont Office Realty Trust, Inc. with the SEC on July 20, 2009*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Piedmont Office Realty Trust, Inc. with the SEC on March 13, 2009*

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Piedmont Office Realty Trust, Inc. with the SEC on August 13, 2009*

*	Incorporated by reference as provided in Items 3 and 8 hereto.